Algonquin Power & Utilities Corp. announces
Commercial Operation of the 200 MW Odell Wind Project

OAKVILLE, Ontario – August 9th, 2016 - Algonquin Power & Utilities Corp. ("APUC") (TSX: AQN) today announced the achievement of commercial operation of the 200 MW Odell Wind Project (“Odell”) located in Cottonwood, Jackson, Martin, and Watonwan Counties in Minnesota under the terms of the power purchase agreement (“PPA”) with an investment grade utility.

Odell consists of 100 Vestas V110-2.0 MW wind turbine generators. The project qualified for the U.S. renewable energy production tax credits and tax equity investors provided an investment of approximately U.S. $180.0 million of equity financing toward project costs. The total capital cost of the facility was approximately U.S. $330 million.

The facility enjoys an excellent wind resource which will allow Odell to produce an average of 832 GW-hrs of electricity per year, with all energy sold under a 20 year power purchase agreement. Algonquin holds a 50% equity interest in the project, with the other 50% held by the original developer. APUC has provided notice of intent to exercise its option to purchase the remaining 50% of the project. The company expects to acquire the remaining 50% upon receipt of regulatory approvals which is anticipated to occur in the fourth quarter of 2016.

"We are pleased to continue delivering on our planned growth pipeline for 2016 with the successful completion of the Odell wind farm.” commented Chief Executive Officer Ian Robertson. “Odell’s strong wind resource in a new geographic region and its long-term power purchase agreement make it an outstanding addition to our fleet of renewable generation facilities.”

Additional information can be found at www.AlgonquinPowerandUtilities.com under “News and Market Information”.

About Algonquin Power & Utilities Corp.
APUC is a $5 billion North American diversified generation, transmission and distribution utility. The distribution business group provides rate regulated water, electricity and natural gas utility services to over 560,000 customers in the United States. The generation business group owns a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,300 MW of installed capacity. The transmission business group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares, preferred shares, and instalment receipts are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, AQN.PR.D, and AQN.IR.
Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.
For Further Information:
Additional information can be found on APUC’s web site www.AlgonquinPowerandUtilities.com or by contacting Investor Relations.
Ian Tharp, CFA
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-6770